Exhibit 4.2

Amendment No. 1 to

2010 OMNIBUS INCENTIVE PLAN

OF

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) previously approved and adopted the 2010 Omnibus Incentive Plan (the “Plan”) to promote the success and enhance the value of the Company by linking the personal interests of the Plan’s participants to those of the Company’s members and by providing such individuals with an incentive for outstanding performance in order to help grow the Company and to generate superior returns to its members. By this Amendment, the Company desires to amend the Plan to increase the number of shares available under the Plan.

1.       Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Plan.

2.       The effective date of this Amendment to the Plan shall be February 26, 2015, upon the approval by the members.

3.       Section 4.1 of the Plan is amended and restated in its entirety as follows:

4.1. Number of Shares Available for Awards and Conversion into ADSs. Subject to adjustment as provided in Section 16 hereof, the number of shares of Stock available for issuance under the Plan shall be 360,750, all of which may be granted as Incentive Stock Options. Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company.

4.       This Amendment shall amend only the provisions of the Plan as set forth herein. Those provisions of the Plan not expressly amended hereby shall be considered in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized representative on this February 25, 2015.

Kingtone Wirelessinfo Solution Holding Ltd
By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer